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                                                                 [LOGO] CELANESE









                                                        INVITATION TO THE ANNUAL
                                                  GENERAL MEETING OF CELANESE AG




                                                      > > Tuesday, April 1, 2003
                                                                      10:00 a.m.


                                                             Luise-Albertz-Halle
                                                                Dueppelstrasse 1
                                       (Entrance "Hauptfoyer"/ Danziger Strasse)
                                                       46045 Oberhausen, Germany




                                   GROWTH &                          Celanese AG
                                       PRODUCTIVITY           Kronberg im Taunus

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         DEAR SHAREHOLDER,

               WE INVITE YOU TO ATTEND THE ANNUAL GENERAL MEETING
               OF CELANESE AG ON TUESDAY, APRIL 1, 2003, 10:00 A.M. AT THE "LUISE-ALBERTZ-HALLE", DUEPPELSTRASSE 1 IN
               46045 OBERHAUSEN, GERMANY.








               ANNUAL REPORT 2002
               The Celanese AG annual report will be sent to our shareholders beginning in mid-March 2003.
               Prior to this, the report can be viewed and downloaded on our homepage www.celanese.com.

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                                                              [LOGO] CELANESE AG



















CELANESE AG
Frankfurter Strasse 111
61476 Kronberg im Taunus
Germany
www.celanese.com

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                                     AGENDA

1. PRESENTATION OF THE AUDITED ANNUAL FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT OF CELANESE AG AS WELL AS THE CONSOLIDATED FINANCIAL STATEMENTS AS APPROVED BY THE SUPERVISORY BOARD AND THE GROUP MANAGEMENT REPORT FOR THE FISCAL YEAR 2002, TOGETHER WITH THE REPORT OF THE SUPERVISORY BOARD

2.   USE OF UNAPPROPRIATED RETAINED EARNINGS FOR THE FISCAL YEAR 2002

     The Board of Management and the Supervisory Board recommend that the unappropriated retained earnings in the amount of (euro)70,709,588.59 be used as follows:

     - distribution of a dividend of (euro)0.44 per share entitled to a
       dividend, payable as from April 2, 2003     (euro) 21,961,401.44

     - transfer to profit reserves                 (euro) 48,748,187.15

     The proposal for the appropriation of retained earnings takes into consideration own shares held directly or indirectly by the Company as of February 5, 2003, which are not entitled to dividends pursuant to ss. 71 b of the German Stock Corporation Act (AKTIENGESETZ). Until the date of the Annual General Meeting, the number of shares entitled to dividends may be reduced through further buy-backs of own shares. In such case, an amended proposal for appropriation of retained earnings will be presented for approval at the Annual General Meeting, while the distribution of a dividend of (euro) 0.44 per share entitled to a dividend will remain unchanged.

3. RESOLUTION ON RATIFICATION OF THE BOARD OF MANAGEMENT ACTIONS FOR THE FISCAL YEAR 2002

     The Board of Management and the Supervisory Board recommend that the actions of the Board of Management be ratified.

4. RESOLUTION ON RATIFICATION OF THE SUPERVISORY BOARD ACTIONS FOR THE FISCAL YEAR 2002

     The Board of Management and the Supervisory Board recommend that the actions of the Supervisory Board be ratified.

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5.   AMENDMENT TO ARTICLES OF ASSOCIATION WITH RESPECT TO DIVIDENDS IN KIND

     The Board of Management and the Supervisory Board recommend that the Annual General Meeting resolves upon the following:

     The following para. (2) will be added to sec. 18 of the Articles of Association; the current sec. 18 para. (2) will become sec. 18 para. (3) and the current sec. 18 para. (3) will become sec. 18 para. (4):

     "(2) The General Meeting may resolve that the unappropriated retained earnings (BILANZGEWINN) be used for the distribution of a dividend in kind in lieu of, or in addition to, a dividend in cash, provided that the assets to be distributed are traded on a market as defined in ss. 3, para. (2) of the German Stock Corporation Act (AKTIENGESETZ)."

     The new sec. 18 para. (2) implements the amendment of ss. 58 of the German Stock Corporation Act (AKTIENGESETZ) introduced by the Act on Transparency and Disclosure (TRANSPARENZ- UND PUBLIZITAETSGESETZ) which allows for the distribution of dividends in kind (e.g. the distribution of securities) if the Articles of Association so provide.


6. STOCK OPTION PLAN: RESOLUTION ON CREATION OF A CONTINGENT CAPITAL INCREASE TO GRANT OPTION RIGHTS TO MEMBERS OF THE BOARD OF MANAGEMENT OF THE COMPANY, TO MEMBERS OF THE MANAGEMENT OF SUBORDINATED AFFILIATED COMPANIES AND OTHER SENIOR MANAGERS OF THE COMPANY AND SUBORDINATED AFFILIATED COMPANIES; AMENDMENT OF SECTION 3 OF THE ARTICLES OF ASSOCIATION; AUTHORIZATION TO DELIVER EXISTING SHARES FOR THE SATISFACTION OF THE OPTION RIGHTS

     The Board of Management and the Supervisory Board recommend that the Annual General Meeting resolves upon the following:

     A) CONTINGENT CAPITAL

     The Company's share capital will be increased on a contingent basis by up to Euro 3,195,574.26 through the issue of up to

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     1,250,000 shares of no-par value ("Contingent Capital 2003"). The contingent capital increase serves exclusively to grant stock options within the stock option plan, as described below, to members of the Board of Management of Celanese AG, senior managers of Celanese AG (senior management of contract levels 2 - 4), members of the boards of management ("GESCHAEFTSFUEHRUNGEN") of subordinated affiliated companies in Germany and abroad and other senior managers of contract levels 2 - 4 of subordinated affiliated companies in Germany and abroad. Each stock option entitles the specified persons to subscribe to one registered share of no-par value of the Company according to the following provisions. The contingent capital increase shall be carried out only to the extent that stock options are exercised and are not satisfied by the delivery of existing shares. The new shares will participate in the distribution of profits from the beginning of the fiscal year in which they are issued.

     The stock option plan must comply with the following material provisions:

     AUTHORIZATION OF BOARD OF MANAGEMENT AND SUPERVISORY BOARD

     The Board of Management is authorized to set up stock option plans by March 31, 2005 once or several times and to issue under this plan stock options for up to 1,250,000 shares of no-par value to persons entitled to subscribe for such shares. To the extent stock options are offered to members of the Board of Management of the Company, the Supervisory Board of the Company shall be responsible for granting these rights.

     QUALIFYING PERSONS AND DISTRIBUTION OF STOCK OPTIONS

     Persons entitled to stock options will be chosen from the following groups, based on the membership status when the stock options are granted: members of the Board of Management of Celanese AG (Group 1), senior managers of Celanese AG of contract levels 2 - 4 (Group 2), members of the boards of management ("GESCHAEFTSFUEHRUNGEN") of subordinated affiliated companies in Germany or abroad (Group 3) and other senior managers of contract levels 2
     - 4 of subordinated affiliated companies in Germany or abroad (Group 4) (hereinafter "Eligible Persons").

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     The overall volume of stock options will be distributed to the Eligible
     Persons as follows among the groups of Eligible Persons: 18 % for Group 1;
     6.5 % for Group 2; 11.5 % for Group 3 and 64 % for Group 4. Members of the Board of Management and senior managers of Celanese AG who are also members of the boards of management of affiliated companies shall be granted stock options exclusively out of the amount designated for members of the Board of Management of Celanese AG or the senior managers of Celanese AG, respectively.

     ACQUISITION PERIOD

     On the basis of this resolution, stock options may be issued in one single tranche or in several tranches within the period from July 1, 2003 (inclusive) to March 31, 2005 (inclusive).

     EXERCISE PRICE AND PERFORMANCE GOAL

     The exercise price for acquiring shares in the Company is the sum of (1.) the arithmetic mean of the closing price for shares of the Company in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange for the last twenty consecutive stock exchange trading days directly preceding the granting of the stock options (hereinafter "Reference Price") and (2.) a premium of 20 % of the Reference Price as the performance goal.

     If the closing price for shares of the Company in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the last stock exchange trading day directly preceding the day before the stock options are exercised exceeds the Reference Price by at least 20 % thus meeting the performance goal, the Eligible Person is entitled to a premium amounting to 20 % of the Reference Price. In such case, the Eligible Person is obliged to pay the exercise price referenced above; the issuance of the new shares, however, will be made for an issue price according to ss. 193 para (2) no. 3 of the German Stock Corporation Act (AKTIENGESETZ) equal to the Reference Price in order to allow for set off of the premium against the exercise price.

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     VESTING PERIOD

     The stock options may be exercised for the first time at the end of a vesting period, which is defined as follows: The vesting period begins upon the granting of the stock options and ends five years after granting; before the expiration of the 5-year period, but no earlier than two years after the granting of the stock options, the stock options may be exercised if the market price of the shares of the Company in the period between granting of the stock options and the exercising of the option rights outperforms the median of the group of competitors defined below (Accelerated Vesting).

     The group of competitors consists of the following companies: The Dow Chemical Company, Midland, Michigan, United States of America; DSM N.V., Heerlen, the Netherlands; Eastman Chemical Company, Kingsport, Tennessee, United States of America; Solutia, Inc., St. Louis, Missouri, United States of America; Lyondell Chemical Corporation, Houston, Texas, United States of America; Imperial Chemical Industries plc, London, Great Britain; Methanex Corporation, Vancouver, Canada; Rhodia SA, Courbevoie, France; Millennium Chemicals Inc., Red Bank, New Jersey, United States of America.

     Companies in the group of competitors whose shares are no longer traded on the relevant securities exchange at the time of the exercise of the stock options shall not be taken into account for purposes of determining the performance of market prices for the companies in the group of competitors.

     The performance of the market price of the Company's shares shall be determined by means of a comparison between: (1.) the Reference Price and (2.) the closing price of shares of Celanese AG in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the last stock exchange trading day directly preceding the exercise date. Dividend payments, the value of statutory stock subscription rights, any stock split and other forms of distribution of assets to the shareholders shall be taken into account in accordance with the methods used in determining the DAX Performance Index. The percentage by which the closing price of the shares of Celanese AG deviates from the Reference Price, taking into account the factors named

                                                                               5

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     above, shall constitute the performance of the market price of the shares of Celanese AG (hereinafter the "Performance of the Market Price of Celanese AG").

     Accelerated Vesting requires that the Performance of the Market Price of Celanese AG outperforms the median of the performance of the market prices for the companies in the group of competitors in the same period as determined for the Performance of the Market Price of Celanese AG.

     The reference amount for determining the performance of the market prices for the companies in the group of competitors is the arithmetic mean of the closing price of the ordinary shares of each company in the group of competitors on the relevant stock exchange for the last twenty consecutive stock exchange trading days directly preceding the granting of the stock options (hereinafter "Reference Amount"). The benchmark for determining the performance of the market prices for the companies in the group of competitors is the closing price of the ordinary shares of each company in the group of competitors on the relevant stock exchange on the last stock exchange trading day preceding the exercise of the stock options (hereinafter "Benchmark Amount"). The relevant stock exchange for the companies in the group of competitors is, for competitors in the United States of America, the securities exchange in New York, United States of America, for Rhodia SA the securities exchange in Paris, France, for Imperial Chemical Industries plc the securities exchange in London, Great Britain, for DSM N.V. the securities exchange in Amsterdam, the Netherlands, and for Methanex Corporation the securities exchange in Toronto, Canada. The performance of the market price for the companies in the group of competitors equals the percentage by which the Benchmark Amount deviates from the aforementioned Reference Amount in each case. Dividend payments, the value of statutory stock subscription rights, any stock split and other forms of distribution of assets to the shareholders shall be taken into account according to the methods used in determining the DAX Performance Index.

     TERM AND EXERCISE PERIOD

     The term of the stock options begins when they are granted and ends ten years after granting. The exercise period begins upon

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     the expiration of the vesting period and ends upon the expiration of the term of the stock options. Dates and periods may be fixed by the Supervisory Board for the members of the Board of Management, and by the Board of Management for the other Eligible Persons when stock options cannot be exercised within the exercise period (hereinafter "Blackout Periods"). Stock options which are not, or which cannot be, exercised during the exercise period shall lapse without any consideration. If, on the last day of the term, the stock options of an Eligible Person are subject to a Blackout Period, those stock options which have not been exercised by the Eligible Persons shall be deemed to have been exercised on the last day of the term, if the closing price of shares of the Company in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the last day of the term exceeds the Reference Price by at least 20 %.

     NON-TRANSFERABILITY / EMPLOYMENT RELATIONSHIP

     The stock options are non-transferable. They may be exercised only if, at the time of exercise, the Eligible Person has a continuing employment or service relationship with Celanese AG or a subordinated affiliated company of Celanese AG. Special provisions can be set up for the event of death, retirement and other special cases of withdrawal, including termination by the employer with prior notice (in particular for business-related reasons), and the sale or transfer of enterprises or businesses belonging to the Celanese Group. The provisions of the vesting period relating to the first exercise of the options shall remain unaffected. Options which lapse due to withdrawal of the Eligible Person may again be issued by the Company in compliance with the terms of this stock option plan.

     FURTHER CONDITIONS FOR EXERCISING THE STOCK OPTIONS

     The Supervisory Board will designate conditions for granting stock options and establish additional conditions regarding the stock option plan, insofar as members of the Board of Management of Celanese AG are concerned. The Board of Management of Celanese AG shall be responsible for all other cases. The Board of Management shall make such decisions, to the extent required by law, in consultation with the bodies of the affiliated

                                                                               7

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     companies which are responsible for the remuneration of Eligible Persons.
     These details include, in particular, the selection of individual Eligible Persons from the group of Eligible Persons, the granting of stock options to individual Eligible Persons, the implementation and procedures for granting and exercising the stock options and the issue of shares, the make-up of the market prices of the group of competitors following adjustment mechanisms regarding listed options as far as this is necessary to maintain an appropriate rating scale, as well as provisions concerning the treatment of stock options in special cases. The conditions for exercising stock options may also provide that option rights may be satisfied by delivery of existing shares of the Company.

     The conditions for exercising stock options may also, in case of restructuring or capital measures, particularly when there is a change in the amount of the share capital and/or a change in the number of shares of the Company, provide for adjustments which aim at maintaining the value of the stock options according to acknowledged methods, taking into account U.S. GAAP requirements. These adjustments may include alterations of the exercise price and the performance goal.

     AMENDMENT OF THE ARTICLES OF ASSOCIATION

     The Supervisory Board is authorized to amend the existing version of the Articles of Association pursuant to the issue of new shares.

     B)   AMENDMENT OF THE ARTICLES OF ASSOCIATION

     The following para. (3) will be added to sec. 3 of the Articles of
     Association:

     "(3) The share capital will be increased on a contingent basis by up to Euro 3,195,574.26 through the issue of up to 1,250,000 shares of no-par value ("Contingent Capital 2003"). The contingent capital increase serves exclusively to grant stock options to members of the Board of Management of the Company and to members of the boards of management ("GESCHAEFTSFUEHRUNGEN") of subordinated affiliated companies as well as to other senior managers of

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          the Company and of subordinated affiliated companies pursuant to the provisions of the authorization adopted by the Annual General Meeting on April 1, 2003. It will be carried out only insofar as these stock options will be exercised and are not satisfied by delivery of existing shares. The new shares will participate in the distribution of profits from the beginning of the fiscal year in which they are issued."

     In sec. 3 para. (2) of the Articles of Association, the bracket in the first sentence which reads "("contingent capital")" will be replaced by "("Contingent Capital 2002")".

     C)   RESOLUTION ON USE OF OWN SHARES

     The Board of Management shall be authorized to use shares which the Company is holding in its treasury stock, shares which the Company will be holding or shares which are or will be attributed to the Company, according to the provisions concerning the use of own shares, in order to satisfy option rights which have been granted according to the stock option plan described in paragraph a) above; shareholders' subscription rights to shares are, to this extent, excluded. If a member of the Board of Management is a holder of stock options, the Supervisory Board shall likewise be authorized to use existing shares to satisfy such option rights.

COMMENT OF THE BOARD OF MANAGEMENT ON AGENDA ITEM 6A AND 6B AS WELL AS REPORT OF THE BOARD OF MANAGEMENT ON AGENDA ITEM 6C

Pursuant to the resolution of the Annual General Meeting in 2002, the Board of Management and the Supervisory Board were authorized to set up a stock option plan and to issue under this plan stock options for up to 1,250,000 shares of no-par value to persons entitled to subscribe to such shares. This authorization expired on January 31, 2003 and has been almost completely utilized by the Company. It is contemplated to henceforth set up a new stock option plan for which the consent of the General Meeting is requested again in a timely manner. The proposed stock option plan basically corresponds to the stock option plan approved by the Annual General Meeting in 2002 (hereinafter "Stock Option Plan 2002").

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Therefore, the following comments in all essential respects correspond to the comments given by the Board of Management for the Annual General Meeting 2002.

The granting of option rights (stock options) to senior managers entitling them to purchase the company's stock under certain conditions is an internationally used method of remuneration. Granting stock options incentivizes managers to raise the value of the company and thereby aims to improve the value of the Company's shares as traded on the stock exchange in the interest of the shareholders and the Company. Moreover, stock options increase the Company's position in the competition for international managerial talent, helping the Company to attract and retain qualified international managers in Germany and abroad. The stock option plan supports focused and goal-oriented management of the Company in the interest of investors.

The essential provisions governing the stock option plan of the Company are set forth in the proposed resolution. The following comments focus on the explanation of these essential aspects:

The share capital of the Company shall be increased on a contingent basis in order to provide for the granting of stock options to managers. New shares of no-par value will not be issued before Eligible Persons have exercised their stock options pursuant to the requirements set forth in the resolution of the General Meeting. Moreover, new shares of no-par value will not be issued if the stock options are satisfied with existing shares of the Company.

Because of the intended purpose of the contingent capital (incentive effect), stock options for new shares are given only to persons who, as a result of their areas of responsibility or their positions, are able to contribute significantly to increasing shareholder value.

In accordance with the designation of the contingent capital, shareholders do not have subscription rights to the new shares. This absence of any subscription rights does not require specific approval by the Annual General Meeting but is provided by law. Any noticeable dilution of the shares is unlikely to occur. The aggregate volume of Contingent Capital 2003 of the Company amounts to Euro 3,195,574.26 and represents approximately 2.28 % of the Company's current share capital. Together with the Contingent Capital 2002 designated for the Stock Option Plan 2002, the ratio is 4.56 %.

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Due to the cancellation of the Company's shares, the aforementioned ratio may be subject to adjustments until the date of the Annual General Meeting.

Furthermore, the interests of the shareholders are safeguarded by the fact that it is only economically prudent to exercise the option when the market price of Celanese AG shares has risen at least 20 % above the share price which is relevant for determining the Reference Price (performance goal). This performance goal corresponds with the one introduced in the Stock Option Plan 2002.

As in the past year, the Board of Management and the Supervisory Board have examined whether it would be preferable instead to establish barriers to the exercise of stock options which are linked to index-based, performance-related goals or other fixed barriers to exercise (e.g. share price targets). However, the establishing of stock option plans of such type would be less advantageous under U.S. GAAP because under such plans the calculated value of the options prior to their exercise would be determined by applying the market price of the shares at the end of each calendar quarter; therefore, the accruals for personnel expenses resulting from the issuance of options to be set up and having an effect on the consolidated income statement would vary over time. If, however, at the time the option rights are issued, it is certain that the exercise of the option rights, up to the expiration of their term, is not subject to any barriers, the valuation of the options may be based on the date of issuance; applying such calculated value, the options may then be accounted for in the consolidated income statement over the Accelerated Vesting period. The proposed structure of the stock option plan takes into account these U.S. GAAP provisions.

However, the incentive effect of the proposed program is ultimately the same as could have been achieved by setting a fixed market price as barrier to exercise, because the option rights are not, in practice, going to be exercised before the market price exceeds the Reference Price by at least 20 %. Furthermore, in this case only, the Eligible Person is entitled to a consideration amounting to 20 % of the Reference Price which may be set off against the exercise price, which provides an incentive to raise shareholder value during the stock options' term and is in the interest of the shareholders as well as the Company.

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In principle, the stock options may again only be exercised after expiration of the five year vesting period. However, under certain circumstances, the stock options may already be exercised after a minimum of two years (Accelerated Vesting). This period is common practice for many companies and it corresponds to the legal minimum set forth in ss. 193, para. (2), no. 4 of the German Stock Corporation Act (AKTIENGESETZ). The Accelerated Vesting creates an additional incentive to increase the value of the Company by extraordinary efforts also in direct comparison to the competitors. The Accelerated Vesting after expiry of at least two years requires that the market price for the Company's shares outperforms the median of the market price of the shares of important listed competitors of the Company. The median is the performance of the market price for such company in the group of competitors which, compared to the performance of the market prices for all companies in the group of competitors, performs in the middle. If the number of companies in the group of competitors changes for one of the reasons named in the proposal for the resolution, the arithmetic mean of the two companies in the middle shall be relevant in case of an even number of companies; in the case of an uneven number of companies the value of the company in the middle of the performance of the stock exchange prices shall be relevant. In determining the performance of the stock exchange prices for the Company and for the enterprises in the group of competitors, distribution of assets to shareholders must be taken into account, particularly dividend payments. This ensures that the entire appreciation value, which consists of the performance of the stock exchange prices and of such other factors, will be taken into account.

Moreover, the Board of Management and the Supervisory Board will fix in advance time-limits for the exercise of stock options with regard to the prohibition of insider-trading and other restrictions which are in the interest of the Company and the shareholders.

In principle, the stock options may be exercised only if the Eligible Person has a continuing employment or service relationship with the Company or a subordinated affiliated company. This requirement ensures that advantages of the stock option program are granted exclusively to persons who have contributed in achieving the performance goal.

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As has been provided for in the Stock Option Plan 2002, the conditions for exercising the stock options may provide for the opportunity to satisfy option rights with existing shares of the Company. This allows for flexibility in satisfying option rights in the interest of the shareholders. It is the decision of the Company's competent bodies to choose the appropriate means of satisfying these rights at the relevant time, taking into account the interest of the Company and the shareholders.

The use of existing shares is only possible if the Company holds own shares (e.g. due to the authorization to acquire pursuant to ss. 71, para. (1), no. 8 of the German Stock Corporation Act (AKTIENGESETZ) or shares are attributed to the Company at the time when the option right is exercised. Due to prior authorizations for share buy-backs, Celanese AG currently holds approximately
4.88 million own shares. Due to further buy-back and cancellation of the Company's shares, the aforementioned number may be subject to adjustments until the date of the Annual General Meeting. Therefore, the Board of Management and the Supervisory Board shall be authorized, in connection with the resolution on the contingent capital, to use existing shares for the purpose of satisfying option rights, to the extent such existing shares or own shares purchased in the future will not be used for other reasons. This authorization is appropriate because it enables the Company to refrain from issuing new shares when holding existing shares which can be used to satisfy option rights. In such case it may be prudent to avoid a capital increase. The use of existing shares to satisfy option rights under the stock option plan 2003 is restricted to a total of 1,250,000 shares of no-par value.


7.   AUTHORIZATION FOR SHARE BUY-BACK

     At the Annual General Meeting on May 15, 2002, the Board of Management was authorized to acquire the Company's shares. This authorization will expire on November 14, 2003. Celanese AG and its subsidiaries currently hold as of February 5, 2003 approximately 4.88 million own shares. Due to the buy-back and cancellation of the Company's shares, the aforementioned number may be subject to adjustments until the date of the Annual General Meeting. The Board of Management again shall

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     be authorized to acquire the Company's shares, which would replace the existing authorization. The Board of Management and the Supervisory Board, therefore, recommend that the Annual General Meeting resolves upon the following:

     a)   The Board of Management shall be authorized pursuant to ss. 71, para.
          (1), no. 8 of the German Stock Corporation Act (AKTIENGESETZ) to acquire, by September 30, 2004, the Company's shares up to a maximum of 10 % of its current share capital.

          If the acquisition is made on the stock exchange, the consideration for the acquisition paid to the shareholders (excluding ancillary costs of acquisition) must not exceed or fall short of the arithmetic mean of the closing price for shares of the Company in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange for the last three consecutive stock exchange trading days prior to the acquisition by more than 10 %.

          If the acquisition is based on a public tender offer (or a public request to submit offers) or is made in some other way pursuant to ss. 53a of the German Stock Corporation Act (AKTIENGESETZ), the consideration (excluding ancillary costs of acquisition) paid to the shareholders must not exceed or fall short of the arithmetic mean of the closing price for the shares of the Company in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange for the third to (and including) the fifth stock exchange trading day prior to the publication of the offer or, if the acquisition is made in some other way prior to the acquisition by more than 20 %. The volume of the offer may be limited. If the total subscription for the offer exceeds such volume, acceptance shall be proportionate to the shares offered respectively; preferred acceptance of small numbers of up to 100 shares of the Company offered for acquisition per shareholder may be provided for.

     b) The authorization shall become effective on April 2, 2003. The authorization to acquire own shares, granted by the Annual General Meeting on May 15, 2002, shall cease upon

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          the effectiveness of this new authorization. The provisions set forth in the resolution of the Annual General Meeting on May 15, 2002 concerning the use of own shares that have been acquired shall remain unaffected with regard to the shares acquired on the basis of this or prior authorizations, subject to the provision in subsection e) of this agenda item.

     c) The Company may use the authorization to acquire own shares entirely or partially, once or several times. The authorization can also be used by a subsidiary of Celanese AG or by a third party acting for the account of Celanese AG or for the account of a subsidiary of Celanese AG.

     d) The Board of Management shall be authorized to use own shares acquired on the basis of this authorization especially as follows:

          aa) The own shares can be used to pay up to half of the amount of the fixed remuneration of Supervisory Board members by shares of Celanese AG. In this case, the value of the shares which form part of such remuneration shall be determined in accordance with the arithmetic mean of the closing price for shares of the Company in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange for the last twenty consecutive stock exchange trading days before the Annual General Meeting preceding the date the remuneration is due.

          bb) Own shares may be transferred with the approval of the Supervisory Board to third parties in connection with mergers or the acquisition of companies, parts of companies or participations in companies, by way of valuable consideration.

          cc) The own shares can be canceled with the approval of the Supervisory Board without any further resolution of the General Meeting.

          The shareholders' subscription rights regarding these shares are excluded to the extent that such shares are used in accordance with the authorizations in subsection aa) through subsection bb).

     e) The authorizations under subsection d) and under agenda item 6c may be used once or several times, entirely or partially, and individually or collectively. Sale on a stock exchange or by an offer to all shareholders as well as use for dividends in kind shall remain unaffected. The provisions determining the use of own shares under subsection d) and under agenda item 6c shall apply in addition to the provisions fixed by the shareholders' resolutions dated May 10, 2000, May 9, 2001 and May 15, 2002 with regard to shares acquired by the Company on the basis of prior authorizations.


REPORT OF THE BOARD OF MANAGEMENT TO AGENDA ITEM 7

The Board of Management may acquire own shares of the Company only upon authorization of the General Meeting. The term of such an authorization is limited to 18 months. As in the past years it is, therefore, intended to propose to this General Meeting that the Board of Management be authorized to acquire shares of Celanese AG. This is to enable the Board of Management to acquire own shares of the Company up to a total of 10 % of its current capital stock in the interests of the Company and its shareholders. Celanese AG shall have the possibility to acquire its own shares for any legal purpose.

According to ss. 71, para. (2) of the German Stock Corporation Act (AKTIENGESETZ), the volume of shares acquired by the Company based on an authorization granted by the shareholders, together with other shares held by the Company in treasury stock, must not exceed 10 % of the share capital. As the Company has acquired own shares based on prior authorizations which account for approximately 8 - 10 % of the share capital of the Company, the authorization now proposed may essentially only be used insofar as the Company reduces the volume of its own shares currently held. This could be done, for example, by the Company reducing, once or several times, the volume of its own shares by way of cancellation without any further resolution of the General Meeting by an amount to be determined and, thereafter, acquiring own shares based on this authorization. Thus, the authorization to acquire own shares representing up to 10 % of the current share capital could be fully utilized without the number of shares held by the Company dropping below a limit to be determined by the Company. The own shares acquired by the Company can be sold on a stock exchange or by a public offer to all shareholders or may be distributed to the shareholders as dividend in kind.

The authorization shall again enable Celanese AG to pay up to half of the fixed part of the remuneration for Supervisory Board members by granting own shares. The granting of own shares of the Company to the Supervisory Board under exclusion of the shareholders' subscription rights will not significantly effect the shareholders' financial interests and voting rights. The volume of the shares which can be granted to Supervisory Board members is limited to half of the amount of the fixed remuneration. Any noticeable dilution of the shareholders' participation rights is unlikely. The issue of shares as an element of remuneration for Supervisory Board members is common on the international level and increasingly so on the domestic level. It enhances the interest of the Supervisory Board in raising the long-term value of the Company and is thus in the interest of the Company and its shareholders.

Celanese AG shall again be granted the ability to use its own shares as consideration for mergers or acquisitions of companies or parts of companies or participations in companies. International competition and globalization of the economy increasingly require this form of acquisition financing. The proposed authorization is to give the Company the necessary flexibility in order to be able to react quickly to acquisition opportunities. The proposed exclusion of the subscription right takes this into account. In determining the relative value of the shares, the Board of Management will ensure that the interests of the shareholders are duly safeguarded. As a rule, the Board of Management will be guided by the market price for Celanese shares in evaluating the value of the shares given as consideration. However, it is not intended to formalistically refer to a market price, particularly in order not to jeopardize negotiation results in light of stock exchange fluctuations. There are currently no concrete acquisition projects for which own shares would be used.

The provisions set forth in agenda item 6 with regard to the stock option plan and to satisfying stock options by delivery of existing shares enable the Company additionally to use own shares for stock option plans.

The financial interests and voting rights of the shareholders are adequately protected in the event the Company's own shares are sold to third parties subject to the exclusion of the shareholders' subscription rights.

The above-named provisions relating to the use of shares apply also to shares acquired by the Company on the basis of prior authorizations given by General Meetings.

The Board of Management will inform the next General Meeting on any use of the authorization.


8.   REMUNERATION FOR THE MEMBERS OF THE SUPERVISORY BOARD

     Due to recent reforms of the German Stock Corporation Act (AKTIENGESETZ) and of the laws and regulations of the United States of America being applicable to corporations listed on the New York Stock Exchange, the duties of the Supervisory Board have been changed and as a result been broadened in scope and depth. Following these changes, the time needed to fulfil such duties as well as the responsibility of each member of the Supervisory Board have increased. It seems appropriate and necessary in order to reflect those changed responsibilities, to adjust -based on the remuneration of the members of the Supervisory Board as adopted by the Annual General Meeting on May 10, 2000 - the fixed remuneration and the attendance fees of the members of the Supervisory Board. The amount of the variable part of the remuneration shall, however, - apart from the conversion into Euro and a rounding up - remain unchanged. In this regard, only minor technical changes (e. g. the composition of the group of competitors) shall be made in order to adjust the stock appreciation rights to the Stock Options Plan as described under item 6 of the agenda.

     The Board of Management and the Supervisory Board propose that the following resolution be adopted:

     From January 1, 2003, the members of the Supervisory Board shall receive remuneration for the performance of their services as follows:

     a) Each Supervisory Board member shall receive a fixed remuneration of Euro 40,000 per year. Thereof, an amount of Euro 20,000 shall be paid in the form of shares in the Company to the extent that, on the due date for the remuneration, the Company has own shares which it may use for this purpose; the remaining remuneration shall be paid in cash. If payment is made in shares, the value of the shares shall be determined according to the arithmetic mean of the closing price for shares of the Company in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange for the last twenty consecutive stock exchange trading days prior to the General Meeting preceding the date the remuneration is due.

     b) Each Supervisory Board member shall additionally receive an attendance fee of Euro 2,000 for each Supervisory Board meeting and, for services as a member of a Supervisory Board committee, an annual fixed remuneration of Euro 2,000 for simple committee members and Euro 4,000 for the chairman of a committee.

     c) In addition, each Supervisory Board member shall annually receive stock appreciation rights in an aggregate value equivalent to Euro 20,452.

          The number of stock appreciation rights shall be equivalent to the amount of Euro 20,452, divided by the value of each individual stock appreciation right, rounded up to the next higher even number of stock appreciation rights divisible, without remainder, by 50. The value of the stock appreciation rights will be determined by the following three credit institutions on the basis of the arithmetic mean of the closing prices for shares of the Company in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange for the last twenty consecutive stock exchange trading days before October 1 of the year for which the remuneration is paid in the form of stock appreciation rights (hereinafter "Reference Period") using the Black-Scholes formula: Deutsche Bank, Bayerische Hypo- und Vereinsbank and J. P. Morgan Chase. Should the aforementioned credit institutions arrive at different values, the average of such values shall be relevant.

     The stock appreciation rights have the following contents:

     ENTITLEMENT FOR PAYMENT

     Each stock appreciation right represents the right to a cash payment equal to the difference between the arithmetic mean of the closing price for shares of the Company in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange during the Reference Period and the closing price for the shares of the Company in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the last trading day preceding the exercise date.

     VESTING PERIOD, TERMS AND EXERCISE PERIOD

     The stock appreciation rights can be exercised for the first time at the end of the vesting period. The vesting period shall begin on October 1 of the year for which the remuneration is paid in the form of stock appreciation rights (hereinafter "Reference Day"), and shall end on September 30 in the second year thereafter. The term of the stock appreciation rights shall begin on the Reference Day and shall end ten years thereafter. The exercise period shall begin upon expiry of the vesting period and end upon expiry of the term of the stock appreciation rights. Stock appreciation rights can be exercised on any stock exchange trading day in Frankfurt am Main during the exercise period. However, the exercise of the stock appreciation rights shall be excluded by the Supervisory Board in advance for the purpose of avoiding the use of insider information or for the protection of the Company and the shareholders. If stock appreciation rights are not exercised during the exercise period, or if they cannot be exercised at all, they shall lapse without compensation.

     PERFORMANCE GOAL

     The stock appreciation rights may only be exercised if the market price of the shares of the Company during the period between the Reference Day and the exercising of the stock appreciation rights outperforms the median of the group of competitors defined below (hereinafter "Performance Goal").

     The group of competitors consists of the following companies:

     The Dow Chemical Company, Midland, Michigan, United States of America; DSM N.V., Heerlen, the Netherlands; Eastman Chemical Company, Kingsport, Tennessee, United States of America; Solutia, Inc., St. Louis, Missouri, United States of America; Lyondell Chemical Corporation, Houston, Texas, United States of America; Imperial Chemical Industries plc, London, Great Britain; Methanex Corporation, Vancouver, Canada; Rhodia SA, Courbevoie, France; Millennium Chemicals Inc., Red Bank, New Jersey, United States of America.

     Companies in the group of competitors whose shares are no longer traded on the relevant securities exchange at the time of exercise of the stock appreciation rights shall not be taken into account for purposes of determining the performance of market prices for the companies in the group of competitors.

     The performance of the market price of the Company's shares shall be determined by means of comparison between: (1.) the arithmetic mean of the closing price of the shares of the Company in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange during the Reference Period (hereinafter "Reference Price") and (2.) the closing price of the shares of Celanese AG in Xetra trading (or a comparable successor system) at the Frankfurt Stock Exchange on the last trading day preceding the exercise date. Dividend payments, the value of statutory stock subscription rights, any stock split and other forms of distribution of assets to the shareholders shall be taken into account in accordance with the methods used for the determination of the DAX Performance Index. The percentage by which the closing price of the shares of Celanese AG deviates from the Reference Price, taking account of the factors named above, shall constitute the performance of the market price of the shares of Celanese AG (hereinafter "Performance of the Market Price of Celanese AG").

     The performance goal is achieved if the Performance of the Market Price of Celanese AG outperforms the median of the performance of the market prices for the companies in the group of competitors during the same period as determined for the Performance of the Market Price of Celanese AG. The median is the performance of the market price for such company in the group of competitors which, compared to the performance of the market prices for all companies in the group of competitors, performs in the middle. If the number of companies in the group of competitors changes for one of the aforementioned reasons, the arithmetic mean of the two companies in the middle shall apply in case of an even number of companies; in the case of an uneven number of companies the value of the company in the middle of the performance of the stock exchange prices shall be relevant.

     The reference amount for determining the performance of the market prices for the companies in the group of competitors is the arithmetic mean of the closing price of the ordinary shares of each company in the group of competitors on the relevant stock exchange during the Reference Period. The benchmark for determining the performance of the market prices for the companies in the group of competitors is the closing price of the ordinary shares of each company in the group of competitors on the relevant stock exchange on the last stock exchange trading day preceding the exercise of the stock appreciation rights (hereinafter "Benchmark Amount"). The relevant stock exchange for the companies in the group of competitors is, for competitors in the United States of America, the securities exchange in New York, United States of America, for Rhodia SA the securities exchange in Paris, France, for Imperial Chemical Industries plc the securities exchange in London, Great Britain, for DSM N.V. the securities exchange in Amsterdam, The Netherlands, and for Methanex Corporation the securities exchange in Toronto, Canada. The performance of the market price for the companies in the group of competitors equals the percentage by which the Benchmark Amount deviates from the aforementioned reference amount in each case. Dividend payments, the value of statutory stock subscription rights, any stock split and other forms of distribution of assets to the shareholders shall be taken into account according to the methods used in determining the DAX Performance Index.

          EXERCISE

          The stock appreciation rights may be exercised by a written (or telefax) statement to the Company's Corporate Human Resources department indicating the number of stock appreciation rights exercised in each case. The Supervisory Board shall establish further rules relating to the technical handling of the exercise of the rights and of payments.

          NON-TRANSFERABILITY

          The stock appreciation rights are non-transferable. In the event of death, they shall pass to the heir(s), and shall lapse six months after the time of death if they could not and have not been exercised by that time. If a Supervisory Board member ceases to belong to the Supervisory Board, the stock appreciation rights granted to such member shall remain unaffected thereby.

     d) The remuneration pursuant to subsections a) and c) as well as the attendance fee shall be increased to the double amount for the chairman and to 1 1/2 times the amount for the deputy chairman. Supervisory Board members who belong to the Supervisory Board only for a part of the fiscal year shall receive a lower amount of remuneration pro rata temporis.

     e) The remuneration pursuant to subsections a) and b) shall be payable on the fourth banking day after the Annual General Meeting for the preceding fiscal year.

     f) The members of the Supervisory Board shall receive reimbursement of the expenses incurred through the performance of their functions, including any VAT on their remuneration and the amount of expenses to be reimbursed.

     g) The Company grants the members of the Supervisory Board adequate insurance coverage; in particular, the Company effects in favor of the members of the Supervisory Board a liability insurance (so called Directors & Officers Insurance) which reasonably covers the legal liabilities incurred through the performance of the functions of the members of the Supervisory Board.


9.   ELECTION OF THE AUDITORS


     On the basis of a resolution of its Finance & Audit Committee, the Supervisory Board recommends that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspruefungs-gesellschaft, Frankfurt am Main, be appointed as the auditor for the annual financial statements and the consolidated financial statements for the fiscal year 2003.



                         ------------------------------



In accordance with ss. 128, para. (2) of the German Stock Corporation Act (AKTIENGESETZ) we state the following:

Mr. Claudio Sonder, Chairman of the Board of Management of Celanese AG, is a member of the Supervisory Board of Dresdner Bank Lateinamerika AG.

Our Supervisory Board member, Mr. Kendrick R. Wilson III, is the Managing Director of Goldman Sachs & Co. as well as a member of the Board of Directors of Anthracite Capital Inc. Our chairman of the Supervisory Board, Dr. Gunter Metz, is, among others, a member of the Supervisory Board of Zuerich Beteiligungs AG (Deutschland). Dr. Joannes C. M. Hovers is, among others, a member of the Supervisory Board of de Nederlandsche Bank N.V.

As part of demerging the industrial chemicals activities from Hoechst AG to Celanese AG, a redistribution was conducted in October 1999. This redistribution served to facilitate matching supply and demand for future Celanese shares. The following institutions were members of the bank consortium that managed the redistribution: Credit Suisse First Boston, Dresdner Kleinwort Benson (now known as Dresdner Kleinwort Wasserstein), Bayerische Landesbank, Deutsche Bank, DG Bank (now known as DZ BANK), Goldman Sachs, JP Morgan (today known as J. P. Morgan Chase) and Landes-bank Hessen-Thueringen.








             CONDITIONS FOR ATTENDING THE ANNUAL GENERAL MEETING AND
                            EXERCISING VOTING RIGHTS


To attend the Annual General Meeting and to exercise voting rights either personally or by an authorized representative, shareholders are required under sec. 13 of the Articles of Association to be registered in the share register of the Company on the day of the Annual General Meeting and to have registered with the Company by Friday, March 28, 2003, at the latest.

We ask the shareholders to register in writing or by fax to the following address:


       Celanese AG
       Aktionaersservice
       c/o registrar services GmbH
       PO Box 94 00 02
       69940 Mannheim


or by fax: +49 (0)1805/40 49 81

Shareholders registered in the share register can also exercise their voting rights by proxy, e.g. through a credit institute or a shareholders' association. In this case, such proxy must be registered on time for attendance. The persons entitled to attend will receive entry cards.

As a special service, we offer to those shareholders who cannot participate personally to be represented in accordance with their instructions by proxies named by the Company. These proxies are employees of the Company and are authorized by the shareholders to exercise voting rights in accordance with the shareholders' instructions as to the items on the agenda. The authorization and the instructions concerning the vote can be transmitted in writing or by fax to +49 (0)1805/40 49 81 or via the Internet. Shareholders who wish to use the Internet are requested to log onto the home page of Celanese AG at http://www.celanese.com/agm/. Every shareholder who chooses to authorize and instruct the proxies of the Company electronically may do so by entering online the shareholder number and the individual access number (IAN) which every shareholder registered in the share register receives together with the invitation to the Annual General Meeting. The authorization can be done electronically until March 28, 2003. Instructions may be given until the end of the general debate.

Registered shareholders may also grant a proxy to other persons by ordering admission tickets electronically on the Company's home page. A proxy may also be granted by ordering an admission ticket for the proxy at the above fax number.

The Company will provide the items on the agenda for this year's Annual General Meeting, as well as a registration form and an authorization form for the shareholders registered in the share register.

Speeches of the members of the Board of Management can be accessed on the Internet at http://www.celanese.com/agm/. Furthermore, the entire Annual General Meeting is intended to be transmitted via the Internet for our registered shareholders. The registered shareholders need to provide identification by entering their shareholder number and the first four numbers of the IAN.

The details regarding registration, authorization and transmission of the Annual General Meeting on the Internet are explained in the documents to be sent to the shareholders.

In case you would like to exercise your right as a registered shareholder to make countermotions and election proposals before the date of the Annual General Meeting, countermotions and election proposals must be addressed to the following address exclusively:


           Celanese AG
           Corporate Secretary
           Frankfurter Strasse 111
           61476 Kronberg im Taunus
           Fax: +49 (0)69-305-36780
           or by e-mail to: HV2003@celanese.com


Kronberg im Taunus, in February 2003


                                                     CELANESE AG
                                               THE BOARD OF MANAGEMENT



This document constitutes a translation of the authentic German version. In case of any discrepancies the German version shall be authoritative.


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                                     S. 28
                                     Vakat